UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Ribbon Communications Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

762544104

(CUSIP Number)

Michael Lees

JPMorgan Chase & Co.

383 Madison Avenue

New York, NY 10179

(212) 270-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons JPMorgan Chase & Co.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 49,940,222
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 49,940,222

11	Aggregate Amount Beneficially Owned by Each Reporting Person 49,940,222
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 45.1%
14	Type of Reporting Person HC, CO

1	Names of Reporting Persons JPMC Heritage Parent LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 48,190,718
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 48,190,718

11	Aggregate Amount Beneficially Owned by Each Reporting Person 48,190,718
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 43.5%
14	Type of Reporting Person OO

1	Names of Reporting Persons OEP II Partners Co-Invest, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,749,504
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,749,504

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,749,504
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.6%
14	Type of Reporting Person PN

1	Names of Reporting Persons Heritage PE (OEP) III, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 47,048,711
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 47,048,711

11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,048,711
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 42.5%
14	Type of Reporting Person PN

This Amendment No. 2 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on November 6, 2017, as subsequently amended (the “Schedule 13D”) with respect to the common stock, par value $0.0001 per share (the “Common Stock”) of Ribbon Communications Inc., a Delaware corporation (the “Issuer”). The filing of any amendment to this Schedule 13D shall not be construed to be an admission that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1)	JPMorgan Chase & Co. (“JPMorgan Chase);

(2)	JPMC Heritage Parent LLC (“JPMC Heritage Parent”);

(3)	OEP II Partners Co-Invest, L.P. (OEP II Partners Co-Invest”); and

(4)	Heritage PE (OEP) III, L.P. (“Heritage III” and, together with OEP II Partners Co-Invest, the “OEP Limited Partners”).

Each of JP Morgan Chase and JPMC Heritage Parent is organized under the laws of the State of Delaware. Each of the OEP Limited Partners is organized under the laws of the Cayman Islands. The business address of OEP II Partners Co-Invest is 510 Madison Ave., 19th Floor, New York, NY 10022. The business address of JPMorgan Chase is 383 Madison Avenue, New York, NY 10179. The business address of each of the other Reporting Persons is 277 Park Avenue, New York, NY 10172. The Reporting Persons are principally engaged in the business of investing in securities, including of the Issuer.

Information with respect to the directors and officers of JPMorgan Chase and the members of the investment committee of Heritage III (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons or Related Persons, except as set forth in Schedule B, (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Voting Agreement

On November 14, 2019, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Eclipse Communications Ltd., an indirect direct wholly-owned subsidiary of the Issuer (“Merger Sub”), ECI Telecom Group Ltd. (“ECI”) and the other parties thereto pursuant to which Merger Sub will merge with and into ECI, with ECI surviving such merger as a wholly-owned subsidiary of the Issuer (the “Merger”).

Simultaneously with the execution of the Merger Agreement, JPMorgan Chase & Co. (“JPMorgan Chase”), JPMC Heritage Parent LLC (“JPMC Heritage Parent”) and Heritage PE (OEP) III, L.P. (“Heritage III” and, together with JPMorgan Chase and JPMC Heritage Parent, the “Significant Stockholders”) entered into a Voting and Support Agreement (the “Voting Agreement”) with the Issuer, dated as of the date of the Merger Agreement, with respect to all shares of Common Stock that the Significant Stockholders beneficially own as of the date thereof or may acquire thereafter. Under the Voting Agreement, the Significant Stockholders have irrevocably and unconditionally agreed to vote in favor of the issuance of additional shares of Common Stock as contemplated by the Merger Agreement (the “Share Issuance”) and against, among other things, another acquisition proposal or merger, in each case, unless the Issuer’s Board of Directors (the “Board”) has changed its recommendation that the Issuer’s stockholders should approve the Share Issuance. In the event that the Board has changed its recommendation to the Issuer’s stockholders to approve the Share Issuance, the Significant Stockholders’ obligation to vote in favor of the Share Issuance will only apply to shares equaling 33% of the aggregate voting power of the outstanding Common Stock, while any additional shares of Common Stock beneficially owned by the Significant Stockholders would be required to be voted in proportion to the votes cast by the Issuer’s other stockholders. The Voting Agreement will terminate on the date the Merger Agreement is terminated in accordance with its terms.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Schedule 13D, and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 110,715,311 shares of Common Stock outstanding as of October 25, 2019.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
JPMorgan Chase & Co.	49,940,222	45.1%	0	49,940,222	0	49,940,222
JPMC Heritage Parent LLC	48,190,718	43.5%	0	48,190,718	0	48,190,718
OEP II Partners Co-Invest, L.P.	1,749,504	1.6%	0	1,749,504	0	1,749,504
Heritage PE (OEP) III, L.P.	47,048,711	42.5%	0	47,048,711	0	47,048,711

OEP II Partners Co-Invest is the record holder of 1,749,504 shares of Common Stock. JPMC Heritage Parent is the record holder of 1,142,007 shares of Common Stock. Heritage III is the record holder of 47,048,711 shares of Common Stock.

JPMorgan Chase is a publicly traded entity listed on the New York Stock Exchange, which is the sole member of JPMorgan Holdings LLC, which is the sole member of OEP Holdings LLC, which is the sole member of JPMC Heritage Parent, which is the general partner of OEP General Partner III L.P., which is the general partner of Heritage III. As such, each of OEP Holdings LLC, JPMC Heritage Parent and OEP General Partner III L.P. may be deemed to have or share beneficial ownership of the Common Stock held directly by Heritage III. OEP II Partners Co-Invest is subject to certain contractual agreements and statutory obligations to acquire and vote shares side-by-side with Heritage III. By virtue of these agreements and obligations, JPMorgan Chase may be deemed to have or share beneficial ownership over the shares held directly by OEP II Partners Co-Invest. Notwithstanding the above, JPMorgan Chase does not directly or indirectly own any interest in OEP II Partners Co-Invest.

(c)	Except as described in Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Voting Agreement and is incorporated herein by reference. A copy of the Voting Agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

5	Voting and Support Agreement, dated November 14, 2019, by and among the Issuer, ECI and the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2019

JPMORGAN CHASE & CO.

By:	/s/ Michael T. Lees
Name:	Michael T. Lees
Title:	Executive Director

JPMC HERITAGE PARENT LLC

By:	/s/ Kathryn L. Bryan
Name:	Kathryn L. Bryan
Title:	Chief Financial Officer and Managing Director

OEP II PARTNERS CO-INVEST, L.P.
By: OEP II Partners Co-Invest, GP, Ltd., its General Partner

By:	/s/ David Han
Name:	David Han
Title:	Director

HERITAGE PE (OEP) III, L.P.
By: OEP General Partner III, L.P., as General Partner
By: JPMC Heritage Parent LLC, as General Partner

By:	/s/ Kathryn L. Bryan
Name:	Kathryn L. Bryan
Title:	Chief Financial Officer and Managing Director

SCHEDULE A

Set forth below is the name and present principal occupation or employment of each director and officer of JPMorgan Chase & Co. and each member of the investment committee of Heritage PE (OEP) III, L.P. The business address of each of the directors, executive officers and investment committee members is c/o JPMorgan Chase & Co, 383 Madison Avenue, New York, NY, 10179, except for as follows: the business address for Peter L. Scher is 601 Pennsylvania Avenue N.W, Washington, DC 20004; the business address for Daniel E. Pinto is 25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom; and the business address for Marie A. Nourie and Ana Capella Gomez-Acebo is 277 Park Avenue, New York, NY 10172.

JPMorgan Chase & Co.

Directors and Executive Officers

Name	Present Principal Occupation or Employment	Citizenship
Linda B. Bammann	Director of JPMorgan Chase & Co. and Retired Deputy Head of Risk Management of JPMorgan Chase & Co.	United States

James A. Bell	Director of JPMorgan Chase & Co. and Retired Executive Vice President of The Boeing Company	United States

Stephen B. Burke	Director of JPMorgan Chase & Co. and Chief Executive Officer of NBCUniversal, LLC	United States

Todd A. Combs	Director of JPMorgan Chase & Co. and Investment Officer of Berkshire Hathaway Inc.	United States

James S. Crown	Director of JPMorgan Chase & Co. and Chairman and Chief Executive Officer of Henry Crown and Company	United States

Timothy P. Flynn	Director of JPMorgan Chase & Co. and Retired Chairman and Chief Executive Officer of KPMG	United States

Mellody Hobson	Director of JPMorgan Chase & Co. and President of Ariel Investments, LLC	United States

Laban P Jackson, Jr.	Director of JPMorgan Chase & Co. and Chairman and Chief Executive Officer of Clear Creek Properties, Inc.	United States

Michael A. Neal	Director of JPMorgan Chase & Co. and Retired Vice Chairman of General Electric Company and Retired Chairman and Chief Executive Officer GE Capital	United States

Lee R. Raymond	Director of JPMorgan Chase & Co. and Retired Chairman and Chief Executive Officer of Exxon Mobil Corporation	United States

James Dimon	Chairman of the Board and Chief Executive Officer	United States

Ashley Bacon	Chief Risk Officer	United Kingdom

Lori A. Beer	Global Chief Information Officer	United States

Robin Leopold	Head of Human Resources	United States

Mary Callahan Erdoes	Chief Executive Officer of Asset & Wealth Management	United States

Stacey Friedman	General Counsel	United States

Marianne Lake	Chief Executive Officer of Consumer Lending	United States

Douglas B. Petno	Chief Executive Officer of Commercial Banking	United States

Jennifer A. Piepszak	Chief Financial Officer	United States

Daniel E. Pinto	Co-President & Co-Chief Operating Officer, and Chief Executive Officer of the Corporate & Investment Bank	Argentina

Peter L. Scher	Global Head of Corporate Responsibility	United States

Gordon A. Smith	Co-President & Co-Chief Operating Officer, and Chief Executive Officer of Consumer & Community Banking	United States

Heritage PE (OEP) III, L.P.

Investment Committee Members

Name	Present Principal Occupation or Employment	Citizenship
Richard W Smith	Managing Director – Head of Private Investments	United States

Mitchell R. Smith	Managing Director –Risk Strategy & Execution	United States

Marie A. Nourie	Managing Director –Chief Financial Officer for Chief Investment Office, Treasury and Private Investments	United States

Ana Capella Gomez-Acebo	Managing Director – Head of Strategic Investments & Heritage Private Equity	Spain

SCHEDULE B

On May 20, 2015, JPMorgan Chase announced settlements with the U.S. Department of Justice (“DOJ”) and the Federal Reserve relating to the JPMorgan Chase’s foreign exchange (FX) trading business. Under the DOJ resolution, JPMorgan Chase entered a plea of guilty to a single antitrust violation and agreed to pay a fine of $550 million. Judgment consistent with the terms of the plea agreement was entered on January 10, 2017. Under the resolution with the Federal Reserve, JPMorgan Chase has agreed to a fine of $342 million and has agreed to the entry of a Consent Order. The settlements also call for certain remedial actions.

On December 18, 2015, JPMorgan Bank, N.A (“JPMCB”) and J.P. Morgan Securities LLC (“JPMS”) entered into a settlement with the Securities and Exchange Commission (“SEC”) and JPMCB entered into a settlement with the Commodities Futures Trading Commission (“CFTC”), regarding disclosures to clients by certain of JPMorgan’s businesses concerning conflicts associated with the sale and use of proprietary products, such as JPMorgan mutual funds, and disclosures concerning the use of hedge funds that pay placement agent fees to JPMorgan Chase broker-dealer affiliates. Under the settlement, JPMCB and JPMS paid penalties, disgorgement and interest totaling approximately $307 million. In addition, the SEC found that JPMS violated Sections 206(2), 206(4) and 207 of the Investment Advisers Act of 1940 and Rule 206(4)-7 and that JPMCB violated Sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933, and the CFTC found that JPMCB violated Sections 4o(1)(B) of the Commodity Exchange Act and Regulation 4.41(a)(2). As part of the settlement, JPMS agreed to be censured and JPMS and JPMCB agreed to cease and desist from further violations. In July 2016, JPMCB and JPMS also entered into a settlement with the Indiana Secretary of State (Securities Division) for $950,000 to resolve its investigation based on the same conduct as applied to Indiana clients that gave rise to the December 2015 SEC and CFTC settlements.

On February 29, 2016, JPMorgan Chase and the Indiana Secretary of State, Securities Division (the “Division”) entered into a Consent Agreement to resolve the Division’s investigation into JPMorgan Chase’s residential mortgage backed securities business for the period from 2005 to 2008. The Division alleged that JPMorgan Chase’s conduct was outside the standards of honesty and ethics generally accepted in the securities trade and industry. On March 1, 2016, the Division entered an Order to Adopt the Consent Agreement.

On November 17, 2016, JPMorgan Chase entered into a settlement with the SEC under which JPMorgan Chase, without admitting or denying the allegations, consented to the entry of an order (the “Order”) that finds that JPMorgan Chase violated Sections 13(B)(2)(A), 13(B)(2)(B) and 30A of the Exchange Act. The Order finds that JPMorgan Chase violated the Anti-Bribery provisions of the federal securities laws by corruptly providing valuable internships and employment to relatives and friends of foreign government officials (“Referral Hires”) in order to assist JPMorgan Chase in retaining and obtaining business. In addition, the Order finds that JPMorgan Chase violated the books and records provisions and the internal accounting controls provisions of the Foreign Corrupt Practices Act (“FCPA”) in conjunction with certain Referral Hires. The Order directs JPMorgan Chase to cease-and-desist from committing or causing any violations and any future violations of the above-enumerated statutory provisions. Additionally, the Order required JPMorgan Chase to pay a total of $105,507,668 in disgorgement and prejudgment interest of $25,083,737, which was paid on November 27, 2016. In addition, JPMorgan Chase was ordered to comply with certain undertakings, including reporting to the SEC staff periodically, at no less than nine-month intervals during a three-year term, the status of JPMorgan Chase’s remediation and implementation of compliance measures relating to FCPA and applicable anti-corruption laws, and certifying that JPMorgan Chase has made a good faith effort to comply with the undertakings.

JPMorgan Chase entered into another settlement on November 17, 2016 related to the same conduct referenced in the immediately preceding paragraph. JPMorgan Chase entered into a settlement with the Board of Governors of the Federal Reserve System (“FRB”) resulting in the FRB issuing an order (the “FRB Order”). The FRB Order directs JPMorgan Chase to cease-and-desist such conduct and to pay a civil money penalty of $61,932,500 which was paid on November 17, 2016. In addition, the FRB Order requires JPMorgan Chase to take the following steps: (a) submit an acceptable written plan, and timeline for implementation, to improve senior management’s oversight of JPMorgan Chase’s firm-wide compliance risk management program with regard to compliance with applicable U.S. laws and regulations and applicable internal policies and procedures in connection with the firm’s hiring of candidates who were referred, directly or indirectly, by foreign government officials and existing or prospective commercial clients (“Referral Hiring Practices”); (b) submit an acceptable written plan, and timeline for implementation, to enhance the effectiveness of JPMorgan Chase’s firm-wide compliance risk management program with regard to the oversight and implementation of anti-bribery processes and procedures in connection with the firm’s Referral Hiring Practices; and (c) submit an acceptable written plan, and timeline for implementation, to enhance the effectiveness of JPMorgan Chase’s compliance with internal policies and procedures as well as applicable U.S. laws and regulations in its Referral Hiring Practices.

In addition to the above matters, the Filing Parties have been involved in a number of other civil proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violations of federal or state securities laws. Such proceedings are reported and summarized in the JPMorgan Chase’s periodic reports on Forms 8-K, 10-Q and 10-K filed with the SEC, and in other regulatory reports, which descriptions are hereby incorporated by reference.